82-353

SPP CPM

Southern Pacific Petroleum N.L.
ABN 36 008 460 366

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000 Australia

P.O. Box 7101 Riverside Centre
Brisbane Qld 4001 Australia

Phone: 61 7 3237 6617
Facsimile: 61 7 3237 6717
Email: hgunn@sppcpm.com

Chairman Mr Campbell Anderson

02055564

4 October, 2002

SUPPL

Securities and Exchange Commission
500 North Capital Street
NW
WASHINGTON DC 20549
UNITED STATES OF AMERICA

Dear Sir

For your information, please find attached the following documents lodged with the Australian Stock Exchange:

- Company Announcement *Purvin & Gertz Completes Independent Review of Stuart Oil Shale Project* dated 20 September, 2002
- Appendix 3Y *Change of Director's Interest Notice* lodged 25 September, 2002
- Appendix 3B *New Issue Announcement* dated 25 September, 2002
- *Stuart Project Update* dated 3 October, 2002

Yours faithfully
SOUTHERN PACIFIC PETROLEUM NL

Heather Gunn
Executive Assistant

Encls

SPP CPM

Southern Pacific Petroleum N.L.
ABN 36 008 460 366

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000 Australia

Chairman Mr Campbell Anderson

PO Box 7101 Riverside Centre
Brisbane Qld 4001 Australia

Phone : 61 7 3237 6600
Facsimile: 61 7 3237 6700
Email : info@sppcpm.com
Website : www.sppcpm.com

20 September 2002

Company Announcement

PURVIN & GERTZ COMPLETES INDEPENDENT REVIEW OF STUART OIL SHALE PROJECT

As foreshadowed in its 30 June 2002 Quarterly Report, Southern Pacific Petroleum NL (SPP) commissioned Purvin & Gertz, Inc. to carry out an independent review of the Stuart Oil Shale Project. Purvin & Gertz, Inc. are an international energy consulting firm with headquarters in Houston, Texas and an international network of offices in the United States, Canada, Europe, South America and Asia. Founded in 1947, Purvin & Gertz, Inc. are an independent employee-owned firm which provides technical, commercial and strategic consulting on energy matters including petroleum refining, oil sands recovery and upgrading, gas processing, and the marketing of crude oil, petroleum products, natural gas and natural gas liquids.

The review evaluated the Stuart Oil Shale Project from technical, product marketing, economic and environmental perspectives. In particular, the review compared the Stuart Oil Shale Project to the successful Canadian Oil Sands industry, documenting the many parallels between the two industries and showing that the proposed full-scale commercial phase of the Stuart Oil Shale Project compares favourably with similar sized oil sands developments.

The following key findings are summarised from the 73-page report:

- The Stuart Oil Shale Project represents an opportunity to access 2.6 billion barrels of low cost oil resource and invest in the application of new technology that could unlock a major new hydrocarbon resource in many nations.

- The 4,500 barrels per day Demonstration Plant is a semi-commercial operation that has confirmed the basic process, configuration, and product quality targets. The Demonstration Plant represents a 75:1 scale-up of the Alberta Taciuk Processor (ATP) technology, and the remaining 4:1 scale-up of the ATP to full commercial size is small by comparison.

- The company's technological program is reasonable and appropriate. The advances projected by SPP would be reasonably achievable given adequate time and resources to undertake developmental work and sound engineering.

- The Demonstration Plant currently produces high quality oil acceptable to consumers. The Ultra Low Sulphur Naphtha (ULSN) is being marketed to Australian refiners, being converted to a number of high value products, including commercial jet fuel. The Light Fuel Oil (LFO) is exported as a fuel oil blending stock.

- Products from the proposed commercial oil shale project should be readily marketable to Australian or Asian refineries, as they surpass the quality of products manufactured from the Canadian oil sands projects, given the lighter, lower sulphur raw synthetic crude oil produced and actual product marketing experience from the demonstration scale plant. Due to the nature of the extraction and upgrading process, oil produced from shale contains very small quantities of residual fuel oil and sulphur. Consequently, using oil products sourced from shale would reduce the need for costly conversion expenditures in Australian refineries in order to meet stringent new product quality specifications that will become effective in 2006.

- The Canadian oil sands mining business, currently being expanded to produce more than one million barrels of oil per day, provides some basis for confidence that the Stuart project will have the potential to experience similar success. Both industries are devoted to hydrocarbon extraction using open pit mining and above ground separation of the hydrocarbon and mineral components. SPP's project should be able to take benefit of the many important technical and commercial learnings derived from the successful oil sands developments.

- The proposed full-scale commercial project at Stuart, producing 155,000 barrels per calendar day of high quality synthetic crude oil, is estimated to generate an attractive return on investment that is similar to or better than that expected for Canadian oil sands projects, with lower capital costs and lower cash operating costs. With crude oil prices as low as US$8.00 per barrel, projected cash operating costs would continue to be covered.

- Similar to the Canadian oil sands, the Stuart project faces some environmental issues that are common to large energy intensive projects. SPP has developed a sound environmental approach to developing its project. Australia has a thorough regulatory process that requires extensive environmental impact reviews and community consultation, and SPP will continue to move forward through the regulatory stage in order to gain the necessary approvals for the project.

- SPP has prepared a greenhouse gas emissions plan that is reasonable and, at its full implementation, should bring the net full fuel cycle emissions of the oil shale route to less than that generated by conventional oil. Planned reforestation initiatives, in addition to sequestering carbon, would reduce salinisation, restore large areas to their natural state, and provide additional protection to the Great Barrier Reef. Environmental attributes for the oil shale project should be as good or better than the oil sands industry.

- Once in full operation, SPP's oil shale venture should be a long term and predictable business due to its extensive resource base and the increasing demand for crude oil throughout the world. It will offset Australia's crude oil production decline, reducing the country's dependence on imported oil.

- The proposed development will be beneficial to Australia. It will create thousands of construction jobs and thousands of highly skilled permanent positions when the commercial plant is operating. It will contribute other significant benefits to the economy, similar to those experienced in Canada from oil sands developments, including a boost to Australia's balance of payments.

The Purvin & Gertz, Inc. report is being provided on a confidential basis to prospective joint venture partners and other strategic investors. The results are based on information available at the time of review, including information provided by others. Changes in factors upon which the review is based could affect the results. Therefore as this statement is only a summary of some of the information available, parties should not rely on it but undertake their own review and evaluation of this potential opportunity.

JD McFarland

James D McFarland
Managing Director

For further information, please contact:
Bruce Corbet
Commercial Manager
Southern Pacific Petroleum (SPP)
Phone: +61-7-3237-6624

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SOUTHERN PACIFIC PETROLEUM NL (SPP)
ABN	36 008 460 366

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JAMES DOUGLAS MCFARLAND
Date of last notice	18/03/2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect Interests
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	16,231 Fully Paid Ordinary Shares are held on trust by SPP Employee Share Plan Pty Ltd in accordance with the Company's deferred employee share plan
Date of change	Various from 31 January 2002 to 31 July 2002
No. of securities held prior to change	17,997 Fully Paid Ordinary Shares 3,971,360 Equity Participation Shares
Class	
Number acquired	12,898 Fully Paid Ordinary Shares
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Shares were acquired on-market each month by the trustee on behalf of the employee at various prices (ranging from $0.365 to $0.66 each share)

+ See chapter 19 for defined terms.

No. of securities held after change	30,895 Ordinary Fully Paid Shares 3,971,360 Equity Participation Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On Market transactions purchased by Trustee on behalf of the employee.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Southern Pacific Petroleum N.L.

ABN

36 008 460 366

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options over Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2 options have been issued which in total can be converted to a maximum of 1,700,000 fully paid ordinary shares (options can only be exercised if the Guarantee Facility is drawn)

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Options (for provision of a Guarantee Facility by Malcolm Chace III as detailed in the announcement lodged with the ASX on 31 May 2002) over Fully Paid Ordinary Shares as follows: Option A over a maximum of 100,000 fully paid ordinary shares Option B over a maximum of 1,600,000 fully paid ordinary shares. The option pricing is based on the average share price in the 20 business days prior to 31 May 2002 which is $0.61. Option A may only be exercised for 3 years from its calculation date. For Option B, the aggregate number of shares that may be obtained on exercise of that option varies (up or down) to take into account changes in the US$/A$ exchange rate as at the calculation date for the relevant option. The number will vest incrementally on a monthly basis over 12 months from the calculation date up to the maximum aggregate number. Each incremental number of shares vested will vary in proportion to the percentage of the facility utilised at that time. Each incremental number of shares is available for exercise for a 3 year period from the time of the increase, with the last of the 3 year periods ending 47 months after the calculation date for the relevant option. The calculation date for Options A & B is 26 July 2002.
4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?	No, Options do not rank equally with an existing class of quoted securities.
	If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Shares issued pursuant to the exercise of Options will rank pari passu with existing ordinary shares from the date of issue of those shares. Options do not have the rights attaching to shares.
5	Issue price or consideration	Deferred issue consideration of $A0.01 for each share that may be purchased by exercise of that option, with payment due in 12 equal monthly installments.

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The options have been issued as consideration for the granting of an unsecured guarantee facility to the company.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	18/09/02

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	378,637,293	Ordinary Fully Paid
		2,562,747	Ordinary Shares paid to 10 cents

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	28,649,160	Equity Participation Shares paid to 1 cent
		22,906,002	Equity Participation Shares paid to 0.375 cents
		246,570	Ordinary Shares paid to 40.616 cents (9.384 cents unpaid)
		4,550,000	Convertible Unsecured Notes at $3.30 per note
		12,500,000	Options expiring on 20/04/2006 (Exercise price of $1.25)
		12,331,656	Options expiring on 20/04/2006 (Exercise price of $1.2669)
		10	Guarantee Facility Options over maximum 21,807,932 fully paid ordinary shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/a

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

		Not Bonus or Pro Rata Issue
11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

Not applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities No New Class of Securites

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date:..25/09/02...........
(Director/Company secretary)

Print name: ...V H Kuss..

== == == == ==

SPP CPM

Southern Pacific Petroleum N.L.
ABN 36 008 460 366

STUART PROJECT UPDATE
3 October 2002

Stage 1 Production Run Temporarily Interrupted

Southern Pacific Petroleum NL (SPP) advises that the current production run has been interrupted to clear a blockage that occurred in the hydrocarbon vapour scrubber during a start-up of operations on 29 September. The shutdown was controlled. The scrubber is a relatively standard piece of equipment that removes residual shale particulates and small amounts of heavy oil from the hydrocarbon vapour stream produced in the Alberta Taciuk Processor (ATP), as a final clean-up step before the fractionation and hydrocarbon upgrading sections of the plant. The scrubber has performed very well in the past year and has facilitated the production of finished oil products of consistently high quality.

The current production run began on 20 September following a maintenance shutdown at the conclusion of a record 52-day run in July and August. For the first time, shale processing rates were sustained at 200 – 210 tonnes per hour (80 – 84% capacity) for more than three days in the current run. An unrelated mechanical failure of a shale ash conveyor on 25 September required a suspension of shale processing. The ATP was then placed in a "hot hold" mode whereby already processed, inert shale was circulated to maintain heat in the ATP while repairs were completed on the conveyor.

In restarting shale processing on 29 September, an abnormal amount of shale particulates were discharged from the ATP into the hydrocarbon vapour tube, overloading the cyclone scrubbers and the downstream hydrocarbon vapour scrubber. These particulates were collected in the hydrocarbon vapour scrubber which ultimately blocked and now requires cleanout. Similar start-up operations have previously been successful. However to prevent a recurrence, operating procedures and some minor plant modifications will be made.

Past experience during early commissioning trials indicates that the cleanout of the scrubber is straightforward but time consuming, mainly due to the need to make the plant safe before completing the necessary cleanout. It is unlikely that this work would take longer than five weeks. However, a better assessment of the timing for resumption of operations will be available in the week of 7 October. By this time the current work to remove particulates in the scrubber by circulating steam and light hydrocarbons should have been completed, allowing safe entry and inspection of the scrubber.

During the current shutdown, we will also take the opportunity to advance scheduled maintenance activities.

Cash Flow Impact of Lower Production Partially Offset by Stronger World Crude Oil Prices

To the end of September, oil production in 2002 totals around 292,000 barrels, which is 58% of the current annual oil production target of 500,000 barrels. Depending on the timeline to clean out the scrubber, this outlook could be reduced to 425,000 – 450,000 barrels. After allowing for the impact of stronger world crude oil prices and the latest cost outlook, such a production level would decrease the Company's projected year-end effective cash position (including debtors and stock) by approximately A$1 – 3 million.

An update and firmer outlook for 2002 production and cash flow will be provided in the third quarter report later in October.

Site Visits Planned for Prospective Partners

SPP is ramping-up efforts to identify industry partners to participate in advancing commercial development of the Stuart Project.

The just-released Purvin & Gertz and Greenhouse Gas Strategy reports, together with growing production, sales and operational experience are being shared with prospective partners. This information platform is a significant step forward and provides interested parties with a much more complete and compelling basis upon which to make participation decisions.

A number of site visits by interested companies have been scheduled in October and November to advance discussions on the back of this new information.

Lazard, the international investment bank, will continue to provide lead support to SPP with the assistance of other advisors in Australia, China, Japan and the US.

James D McFarland
Managing Director
3 October 2002

Note: This release contains forward-looking statements based on numerous assumptions. These assumptions are subject to a number of risks and uncertainties, many of which are beyond the control of the Company. Actual results may differ materially from those projected. The Company makes no representations or warranties with respect to the accuracy of the projections.

Level 11, Riverside Centre
123 Eagle Street, Brisbane Qld 4000 Australia
PO Box 7101
Riverside Centre, Brisbane Qld 4001 Australia

Ph: 61-7-3237-6600
Fax: 61-7-3237-6700
Email: info@sppcpm.com
Website: www.sppcpm.com